CAL-BAY  INTERNATIONAL,  INC.

                                                               1582 PARKWAY LOOP
                                                                         SUITE G
                                                                TUSIN, CA  97280
                                                             PHONE: 714-258-7070
                                                               FAX: 714-258-7077
                                                     WWW.CALBAYINTERNATIONAL.COM
                                                     ---------------------------
                                            E-MAIL: INFO@CALBAYINTERNATIONAL.COM





November  3,  2003


Mr.  Chris  Edwards
United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street,  N.W.
Washington,  DC  20549

     Re:  Cal  Bay  International,  Inc.
          SEC  File  No.  333-106562

Dear  Mr.  Edwards:

     Pursuant to Rule 477 of Regulation C, this letter is a formal request to withdraw the SB-2 Registration Statement originally filed on June 27, 2003 by Cal Bay International, Inc. None of the Company's securities have been offered or sold. We are requesting withdrawal because we are re-negotiating the terms of our Equity Line of Credit with Dutchess Private Equities Fund. We anticipate filing a new Registration Statement upon conclusion of the negotiations.

     Please advise if you need any further information in order for the Commission to consent to our request to withdraw our registration statement.


                              Very  truly  yours,


                              /s/  Robert  J.  Thompson
                              ---------------------------
                              Robert  J.  Thompson
                              President